UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
[Rule 13d-101]
Under the Securities Exchange Act of 1934
(Amendment No. 1)*
Advanced Analogic Technologies Incorporated

(Name of Issuer)
Common Stock, $0.001 par value per share

(Title of Class of Securities)
00752J108

(CUSIP Number)
Seligman Spectrum Focus (Master) Fund
P.O. Box 309
Ugland House, South Church Street
George Town, Grand Cayman KY1-1104, Cayman Islands
Telephone: (212) 850-1864
with copies to:
Michael J. Kennedy, Esq.
Steve L. Camahort, Esq.
Shearman & Sterling LLP
525 Market Street
San Francisco, CA 94105
Telephone: (415) 616-1100

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
September 8, 2010

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
Document Number: 303735	Version: 1

CUSIP No.	00752J108

1	NAMES OF REPORTING PERSONS. Ameriprise Financial, Inc. I.R.S. Identification Nos. of above persons (entities only) 13-3180631

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,688,092

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		3,688,092

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,688,092

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	8.76%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO
Document Number: 303735	Version: 2

CUSIP No.	00752J108

1	NAMES OF REPORTING PERSONS. Columbia Management Investment Advisers, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Minnesota

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,688,092

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		3,688,092

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,688,092

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	8.76%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IA
Document Number: 303735	Version: 2

CUSIP No.	00752J108

1	NAMES OF REPORTING PERSONS. Seligman Spectrum Focus (Master) Fund I.R.S. Identification Nos. of above persons (entities only) 98-0498128

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,436,863

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		3,436,863

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,436,863

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	8.16%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO
Document Number: 302081	Version: 3	1

     This Amendment No. 1 to Schedule 13D is being filed jointly by the following (each a “Reporting Person” and collectively, the “Reporting Persons”): (1) Ameriprise Financial, Inc., a Delaware corporation (“AFI”), (2) Columbia Management Investment Advisers, LLC, a Minnesota limited liability company (formerly known as RiverSource Investments, LLC, “Columbia Management”), and (3) Seligman Spectrum Focus (Master) Fund, an exempted company incorporated in the Cayman Islands (“Focus Fund”), to supplement and amend the Schedule 13D filed on behalf of the Reporting Persons. Each item below amends and supplements the information disclosed under the corresponding item of Schedule 13D. Capitalized terms defined in the Schedule 13D are used herein with their defined meaning. The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant.
Item 3. Source Amount of Funds or Other Consideration
     The shares of Common Stock purchased by Focus Fund were purchased with working capital in open market purchases. The aggregate purchase cost of the 3,436,863 shares of Common Stock beneficially owned by Focus Fund is approximately $12,535,536.94, excluding brokerage commissions.
Item 5. Interest in Securities of the Issuer
     (a-b) The following disclosure assumes there are 42,112,625 shares of Common Stock outstanding, which the Issuer represented to be the number of shares of Common Stock outstanding as of July 26, 2010 in the Issuer’s Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on July 30, 2010.
     As of September 15, 2010, Focus Fund beneficially owned 3,436,863 shares of Common Stock, which constitutes approximately 8.16% of the shares of Common Stock outstanding.
     As of September 15, 2010, Columbia Management and AFI do not directly own any shares of Common Stock of the Issuer. As the investment adviser of Focus Fund and various other unregistered and registered investment companies and other managed accounts, Columbia Management may be deemed to beneficially own 3,688,092 shares of Common Stock held by Focus Fund and nine other clients of Columbia Management, which constitutes approximately 8.76% of the shares of Common Stock outstanding. To the knowledge of the Reporting Persons, as of September 15, 2010, only nine other clients of Columbia Management besides Focus Fund beneficially owned shares of Common Stock and only Focus Fund beneficially owned more than 5% of the shares of Common Stock outstanding.
     As the sole owner and parent company of Columbia Management, AFI may be deemed to beneficially own 3,688,092 shares of Common Stock, which constitutes approximately 8.76% of the shares of Common Stock outstanding.
     Except as set forth in this Item 5(a), none of the Reporting Persons beneficially owns any shares of Common Stock.
     (c) Schedule A annexed hereto lists all transactions in the shares of Common Stock during the past 60 days by the Reporting Persons.
     (d) To the knowledge of the Reporting Persons, no other persons besides the stockholders and those persons for whose shares of Common Stock the stockholders report beneficial ownership have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer reported herein; provided, however, that nine Columbia Management clients (each not a Reporting Person hereunder) owning in the aggregate 255,229 shares of Common Stock of the Issuer have the right to receive any dividends paid by the Issuer and could terminate their respective investment advisory relationship with Columbia Management and then subsequently direct the use of proceeds from the sale of the Common Stock owned by such client.
     (e) Not applicable.
     Except as set forth above, to the knowledge of the Reporting Persons, none of the other persons listed in Item 2 above has beneficial ownership of any shares of Common Stock.

2

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 16, 2010	Seligman Spectrum Focus (Master) Fund
	By:	/s/ Eric Brandt
	Name:	Eric Brandt
	Title:	Authorized Person

Ameriprise Financial, Inc.
	By:	/s/ Wade M. Voigt
	Name:	Wade M. Voigt
	Title:	Director – Fund Administration

Columbia Management Investment Advisers, LLC
	By:	/s/ Eric Brandt
	Name:	Eric Brandt
	Title:	Vice President and Assistant Secretary

3

Schedule A
Transactions in the Shares During the Past 60 days

For the	Shares of Common Stock	Price Per	Date of
Account of	Purchased/(Sold)	Share ($U.S.)	Purchase/(Sale)
Client 1*	(160)	3.3601	07/20/2010
Client 2*	(310)	3.2505	07/29/2010
Focus Fund	12400	3.0375	08/16/2010
Client 3	600	3.1667	08/16/2010
Focus Fund	8500	3.2472	08/17/2010
Client 4	2500	3.2908	08/17/2010
Focus Fund	5500	3.2481	08/18/2010
Focus Fund	47500	3.2138	08/19/2010
Focus Fund	35000	3.25	08/19/2010
Client 5	20	3.2593	08/19/2010
Focus Fund	50000	3.299	08/20/2010
Client 6	160	3.4	08/20/2010
Client 7	56	3.3499	08/24/2010
Client 8	56	3.3499	08/24/2010
Focus Fund	120888	3.3499	08/24/2010
Client 9	2200	3.38	08/24/2010
Client 10	1470	3.4082	08/25/2010
Client 7	18	3.25	08/30/2010
Client 8	13	3.25	08/30/2010
Focus Fund	669	3.25	08/30/2010
Client 7	1305	3.4	09/03/2010
Client 8	884	3.4	09/03/2010
Focus Fund	47811	3.4	09/03/2010
Client 7	1800	3.25	09/08/2010
Client 8	1220	3.25	09/08/2010
Focus Fund	65980	3.25	09/08/2010
Client 7	85	3.25	09/08/2010
Client 8	58	3.25	09/08/2010
Focus Fund	3114	3.25	09/08/2010
Client 7	24	3.25	09/09/2010
Client 8	16	3.25	09/09/2010
Focus Fund	879	3.25	09/09/2010
Client 7	7738	3.3997	09/10/2010
Client 8	5246	3.3997	09/10/2010
Focus Fund	800	3.25	09/10/2010
Focus Fund	283622	3.3997	09/10/2010
Client 7	100	3.42	09/14/2010
Focus Fund	73900	3.42	09/14/2010
Client 7	100	3.35	09/15/2010
Client 8	100	3.35	09/15/2010
Focus Fund	200	3.35	09/15/2010
Focus Fund	4100	3.35	09/15/2010

*	As of the date of this filing, such client did not hold any shares of AATI.